Exhibit 99.1

TSX: GPR | NYSE American: GPL

NEWS RELEASE

October 31, 2019 - For Immediate Release

Great Panther Enhances Management Team

GREAT PANTHER MINING LIMITED (NYSE American: GPL; TSX: GPR) (“Great Panther”, the “Company”) is pleased to report the appointment of Neil Hepworth, Chartered Engineer, UK, as Chief Operating Officer.

Neil Hepworth is a Mining Engineer with over 30 years of experience in underground mining operations and technical and operational experience in open pit mines. He has strong technical knowledge of geology and geotechnics. Mr. Hepworth has operational experience throughout Latin America, Africa and Europe, with extensive experience in Brazil and Mexico. He holds an M.Sc. Engineering (Mining) and a B.Sc. Honours (Geology) from the University of Witwatersrand, South Africa, and speaks Spanish and Portuguese.

“We are delighted to further enhance our team with the addition of Neil to Great Panther,” stated Jeffrey Mason, Interim President & CEO and Chair of the Board. “Neil’s strong technical background in mine engineering and geology, combined with his operational expertise in both open pit and underground mining will be key to improving our operations in Brazil and Mexico.”

ABOUT GREAT PANTHER

Great Panther Mining Limited is an intermediate gold and silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL. Great Panther operates three mines including the Tucano Gold Mine in Amapá State, Brazil, and two primary silver mines in Mexico: the Guanajuato Mine Complex and the Topia Mine. Great Panther also owns the Coricancha Mine in Peru and, having executed a successful bulk sample mining program in accordance with the May 2018 PEA for the project restart, the Company is establishing the conditions under which a restart of production can be implemented.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements"). Such forward-looking statements include, but are not limited to, the outcome of continuous improvement projects at the Tucano Gold Mine, the timing and results of exploration on the Tucano property, and statements with respect to the timing or ability to restart operations for Coricancha, and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political and social risks involving Great Panther’s operations in a foreign jurisdiction, the results of the geotechnical review of the UCS pit and the ability of Great Panther to resume production at the UCS pit, the potential for unexpected costs and expenses, fluctuations in metal prices, fluctuations in currency exchange rates, physical risks inherent in mining operations, operating or technical difficulties in mineral exploration, changes in project parameters as plans continue to be refined, and other risks and uncertainties, including those described in respect of Great Panther, in its annual information form for the year ended December 31, 2018 and material change reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

There is no assurance that such forward looking statements will prove accurate; results may vary materially from such forward-looking statements; and there is no assurance that the Company will be able to identify and acquire additional projects or that any projects acquired will be successfully developed. Readers are cautioned not to place undue reliance on forward looking statements. The Company has no intention to update forward looking statements except as required by law.

For more information, please contact:

Alex Heath, CFA

Director, Corporate Development & Investor Relations

Toll free:	1 888 355 1766
Tel:	+1 604 638 8956

aheath@greatpanther.com

www.greatpanther.com

1330 - 200 Granville Street | Vancouver, Canada V6C 1S4 | greatpanther.com	2